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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           EXLSERVICE HOLDINGS, INC.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                                  302081 10 4
                                (CUSIP Number)

                               DECEMBER 31, 2007
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_] Rule 13d-1(b)
           [_] Rule 13d-1(c)
           [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 302081 10 4              SCHEDULE 13G                   Page 2
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1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rohit Kapoor
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [_]
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3.   SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                                            5.   SOLE VOTING POWER
           NUMBER OF
                                                 1,887,822
     SHARES BENEFICIALLY                    -----------------------------------
                                            6.   SHARED VOTING POWER
            OWNED BY
                                                 336,000
              EACH                          -----------------------------------
                                            7.   SOLE DISPOSITIVE POWER
            REPORTING
                                                 1,887,822
             PERSON                         -----------------------------------
                                            8.   SHARED DISPOSITIVE POWER
             WITH
                                                 336,000
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,223,822
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.72%
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12.  TYPE OF REPORTING PERSON

     IN
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CUSIP No. 302081 10 4              SCHEDULE 13G                   Page 3
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                  This Schedule 13G is filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of ExlService Holdings, Inc. (the "Company")

Item 1(a).        Name of Issuer:

                           ExlService Holdings, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           350 Park Avenue
                           New York, New York 10022

Item 2(a).        Name of Person Filing:

                           Rohit Kapoor ("Mr. Kapoor");


Item 2(b). Address of Principal Business Office or, if none, Residence of the Reporting Person:

                           c/o ExlService Holdings, Inc.
                           350 Park Avenue
                           New York, New York 10022


Item 2(c).        Citizenship:

                           United States of America

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $0.001 per share

Item 2(e).        CUSIP Number:

                           302081 10 4

Item 3. This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.           Ownership

                           Mr. Kapoor directly beneficially owns 1,534,275 shares of Common Stock. In addition, Mr. Kapoor is the sole trustee of the Rohit Kapoor 2005 Grantor Retained Annuity Trust (the "Rohit


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CUSIP No. 302081 10 4              SCHEDULE 13G                   Page 4
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                           Kapoor GRAT"), which directly owns 353,547 shares of
                           Common Stock. As such, Mr. Kapoor has sole dispositive and voting power over the 1,887,822 shares of Common Stock held by him directly and held by the Rohit Kapoor GRAT.

                           Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Rohit Kapoor 2005 Spousal Lifetime Access Trust (the "Rohit Kapoor SLAT"). Mr. Kapoor's spouse and Mr. Kapoor's sister-in-law are co-trustees of the Rohit Kapoor SLAT and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Rohit Kapoor SLAT. Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Rohit Kapoor SLAT.

                           Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Shikha Kapoor 2005 Family Trust (the "Shikha Kapoor 2005 Trust"). Mr. Kapoor and Mr. Kapoor's sister-in-law are co-trustees of the Shikha Kapoor 2005 Trust and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Shikha Kapoor 2005 Trust. Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Shikha Kapoor 2005 Trust.

                           Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Vikram Talwar 2004 Spousal Lifetime Access Trust (the "Vikram Talwar SLAT"). Mr. Kapoor is a co-trustee of the Vikram Talwar SLAT and shares dispositive and voting power over the 84,000 shares of Common Stock owned by the Vikram Talwar SLAT. Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Vikram Talwar SLAT.

                           Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Urvashi Talwar 2004 Spousal Lifetime Access Trust (the "Urvashi Talwar SLAT"). Mr. Kapoor is a co-trustee of the Urvashi Talwar SLAT and shares dispositive and voting power over the 84,000 shares of Common Stock owned by the Urvashi Talwar SLAT. Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Urvashi Talwar SLAT.

Item 5.           Ownership of Five Percent or Less of a Class

                           Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                           Not Applicable


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CUSIP No. 302081 10 4              SCHEDULE 13G                   Page 5
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Item 7.           Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group

                           Not Applicable


Item 9.           Notice of Dissolution of Group

                           Not Applicable

Item 10.          Certifications

                           Not Applicable


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CUSIP No. 302081 10 4              SCHEDULE 13G                   Page 6
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                                    SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008




                                              /s/ Rohit Kapoor
                                              -----------------------------
                                              Rohit Kapoor